SE(06001901 COMMISSION
;49

BB 3/16

8-53406

ANNUAL AUDITED REPORTED
FORM X-17A-5
PART III

A/B 3/30

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

K&Z Partners, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 Madison Avenue, Suite 2200
(No. and Street)

New York	NY	10022-1010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THE REPORT

Mark Kimsey 212-672-0000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Kostin, Ruffkess & Company, LLC
(Name - *if individual, state last, first, middle name*)

76 Batterson Park Road	Farmington	CT	06034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark Kimsey, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of K&Z Partners, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

YEONSOO CHOI
Notary Public - State of New York
NO. 01CH6135282
Qualified in New York County
My Commission Expires 10/19/2009

This report ** contains (check all applicable):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Cash flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

SEC MAIL PROCESSING
RECEIVED
MAR 07 2006
WASH, D.C.
213
SECTION

K&Z PARTNERS, LLC

Financial Statements

December 31, 2005

KOSTIN, RUFFKESS & COMPANY, LLC

Business Advisors and Certified Public Accountants

K&Z PARTNERS, LLC

December 31, 2005

CONTENTS

KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London
Springfield, MA

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

INDEPENDENT AUDITORS' REPORT

To The Members
K&Z Partners, LLC

We have audited the accompanying statement of financial condition of K&Z Partners, LLC (the "Company") as of December 31, 2005, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of K&Z Partners, LLC as of December 31, 2005, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
January 26, 2006

K&Z PARTNERS, LLC

Statement of Financial Condition

For The Year Ended December 31, 2005

Assets	
Current assets:	
Cash and cash equivalents	$ 92,281
Accounts receivable	52,187
Other assets	35,853
Total current assets	180,321
Fixed assets:	
Furniture and fixtures (net of accumulated depreciation of $4,665)	6,997
Total assets	$ 187,318
Liabilities and Members' Equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 29,977
Security deposit liability	29,900
Total current liabilities	59,877
Members' equity	127,441
Total liabilities and members' equity	$ 187,318

The accompanying notes are an integral part of the financial statements

K&Z PARTNERS, LLC

Statement of Operations

For The Year Ended December 31, 2005

Revenues:	
Investment advisory finders fees	$ 936,178
Consulting income	72,383
Licensee income	232,858
Interest income	106
Other income	23,011
Total revenues	1,264,536
Expenses:	
Commissions	722,687
Compensation to members	54,900
Employee compensation	40,583
Office	56,728
Depreciation	2,333
Professional fees	55,771
Insurance	36,091
Consulting and commission	11,022
Travel and entertainment	67,738
Occupancy	214,949
Licenses and registration fees	6,722
State taxes	19,248
Total expenses	1,288,772
Net loss	$(24,236)

The accompanying notes are an integral part of the financial statements

K&Z PARTNERS, LLC

Statement of Changes in Members' Equity

For The Year Ended December 31, 2005

Balance, beginning	$ 162,368
Net loss for the year	(24,236)
Member contributions	50,000
Member withdrawals	(60,691)
Balance, ending	$ 127,441

The accompanying notes are an integral part of the financial statements

K&Z PARTNERS, LLC

Statement of Cash Flows

For The Year Ended December 31, 2005

Cash flows used in operating activities:	
Net loss	$(24,236)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	2,333
(Increase) decrease in:	
Accounts receivable	(991)
Other assets	57,067
Decrease in:	
Accounts payable and accrued expenses	(46,523)
Security deposit liability	(3,000)
Net cash used in operating activities	(15,350)
Cash flows from investing activities:	
Member contributions	50,000
Member withdrawals	(60,691)
Net cash used in investing activities	(10,691)
Net decrease in cash and cash equivalents	(26,041)
Cash and cash equivalents, beginning of year	118,322
Cash and cash equivalents, end of year	$ 92,281

The accompanying notes are an integral part of the financial statements

Note 1 - Summary of Significant Accounting Policies:

Organization

K&Z Partners, LLC (the "Company") was formed as a Limited Liability Company on September 2, 1998, and registered as a broker/dealer on September 1, 2003, to provide asset and risk management consulting advice to high net worth individuals and institutions. The members' liability is limited to the assets of the Company. The Company operates as a broker pursuant to Section 15(b) of the Securities Exchange Act of 1934 (the "Act"). Under the Act, a company must become a member of the National Association of Securities Dealers, Inc. (the "NASD") in order to carry on business as a registered broker. The Company does not carry customer accounts; as such, it is exempt from SEC Rule 15c3-3 pursuant to Section k(2)(i) of that rule.

Income Recognition

The Company recognizes and records advisory and consulting fees when performance is substantially completed.

Furniture and Fixtures

The Company records furniture and fixtures at cost. Depreciation is provided on a straight-line basis using estimated useful lives of five years.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and short-term investments maturing within ninety days. The following is supplementary cash flow information: State taxes paid in 2005 were $19,248.

Off Balance Sheet Risk

During the year ended December 31, 2005, the Company had amounts in excess of $100,000 in a cash account. Amounts over $100,000 are not insured by the Federal Deposit Insurance Corporation. These balances fluctuate greatly during the year and can exceed this $100,000 limit. Management regularly monitors the financial institution, together with its cash balances, and tries to keep this potential risk to a minimum.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Regulatory Requirements:

Pursuant to the net capital provision of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provision. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2005, the Company had net capital and a net capital requirement of $32,404 and $5,000, respectively. The Company's net capital ratio was 1.8478 to 1 at December 31, 2005. This ratio is in compliance with Rule 15c3-1 at December 31, 2005.

The Company is exempt from compliance with rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not hold any customer securities or customer cash.

Note 3 - Leases:

The Company leases its office space, which is being accounted for as an operating lease. In addition, the Company also licenses for use, part of its office space. The current office space lease agreement as well as the license agreements will terminate February 2006.

Rental expense for the year ended December 31, 2005, was $214,790.

Future net minimum payments and license income are:

	Expense	Income
2006	$ 35,798	$ 34,400

The Company leases various office equipment under operating leases, which expire at varying dates through 2007.

The lease expense for the year ended December 31, 2005, was $49,530.

The future net minimum payments are:

2006	$ 6,513
2007	543

Note 4 - Income Taxes:

The Company is a limited liability company where the members are individually responsible for income taxes that result from the Company's operations. The Company is still liable for certain state taxes.

Note 5 - Change in Ownership:

Effective September 15, 2005, one of the members negotiated a purchase of the other member's interest in the Company. Effective with the purchase/sale, the entity is now considered a single member limited liability company.

K&Z PARTNERS, LLC

Computation of Net Capital

For The Year Ended December 31, 2005

Total members' equity from statement of financial condition	$ 127,441
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition	95,037
Net capital	$ 32,404

K&Z PARTNERS, LLC

Notes to Computation of Net Capital

For The Year Ended December 31, 2005

1. Nonallowable assets:

Nonallowable assets from the statement of financial condition:

Accounts receivable	$	52,187
Other assets		35,853
Furniture and fixtures, net of depreciation		6,997
	$	95,037

2. Haircut on investments:

2% Haircut - money market funds	$	--

3. Net capital reconciliations:

Net capital as reported in Part II A of Form X-17a-5 as of December 31, 2005	$	32,404

There are no audit adjustments at December 31, 2005.

K&Z PARTNERS, LLC

Computations of Basic Net Capital Requirement and Aggregate Indebtedness

For The Year Ended December 31, 2005

Minimum net capital required (6 2/3% of $59,877)	$	3,991
Minimum net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	27,404
Excess net capital at 1000%	$	26,416
Computation of Aggregate Indebtedness:		
Total aggregate indebtedness	$	59,877
Ratio of aggregate indebtedness to net capital		1.8478 to 1

KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London
Springfield, MA

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To The Members
K&Z Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of K&Z Partners, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KOSTIN, RUFFKESS & COMPANY, LLC

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., the Securities Investor Protection Corporation and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
January 26, 2006